SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-Held Company)

CNPJ No. 00.001.180/0001-26

NIRE 33300346767

MINUTES OF THE EXTRAORDINARY GENERAL MEETING,

HELD ON FEBRUARY 26, 2025

1.    DATE, TIME AND PLACE: Held on February 26, 2025, at 2:00 p.m. (BRT), in an exclusively digital form through the Zoom digital platform ("Digital Platform"), pursuant to article 124, paragraph 2-A, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law").") and articles 5, paragraph 2, item I, and 28, paragraphs 2 and 3, all of CVM Resolution No. 81, of March 29, 2022, as amended ("CVM Resolution 81"). In addition, pursuant to article 5, paragraph 3, of CVM Resolution 81, this meeting ("Meeting") shall be deemed to be held at the headquarters of Centrais Elétricas Brasileiras S.A. – Eletrobras (the "Company" or "Eletrobras"), located in the City of Rio de Janeiro, in the State of Rio de Janeiro, at Rua da Quitanda, No. 196, Loja A, Centro, CEP 20.091-005.

2.           CALL: The Notice of Call was published in the Valor Econômico on January 27, 28 and 29, 2025, as indicated below, in accordance with article 124 of the Brazilian Corporate Law.

3.           PUBLICATIONS AND DISCLOSURES: In compliance with article 124 of the Brazilian Corporation Law, the call notice was published in the newspaper "Valor Econômico", in the editions of January 27, 28 and 29, 2025 (pages E3, C5 and C5, respectively). In addition, all documents related to the matters resolved, as provided for in CVM Resolution 81, were made available to shareholders at the Company's headquarters and on the world wide web on the websites of the Company (http://ri.eletrobras.com), CVM (http://cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://b3.com.br).

4.           ATTENDANCE: Shareholders who participated through the Digital Platform and those who submitted, in accordance with the legislation in force, a valid Distance Voting Ballot ("BVD") were present, with shareholders representing 76.09% of the Company's voting shares as a quorum. The voting limitations provided for in the Company's Bylaws were considered in these calculations, as follows: (i) by the registration of the "Shareholders' Attendance Book"; (ii) the attendance record provided by the Digital Platform made available by the Company, pursuant to CVM Resolution 81; and (iii) the remote voting map prepared based on the valid BVDs received through the central depositary, the custodian, the bookkeeping agent of the shares issued by the Company and directly by the Company, pursuant to CVM Resolution 81, therefore, there is a quorum for the installation of this Meeting pursuant to article 135 of the Brazilian Corporation Law. Participate, for the purposes set forth in article 164 of the Brazilian Corporation Law, Sirs. Gisomar Francisco de Bittencourt Marinho, José Raimundo dos Santos, Ricardo Bertucci Tavares and Carlos Eduardo Teixeira Taveiros, members of the Fiscal Council.

5.           BOARD: The independent member of the Board of Directors of Eletrobras, Mr. Daniel Alves Ferreira, took over the chairmanship of the proceedings, pursuant to article 18, paragraph 7, of the Bylaws, replacing the Chairman of the Board of Directors, Mr. Vicente Falconi Campos, pursuant to Resolution of the Board of Directors of Eletrobras No. 012/2025, of January 24, 2025, and Mr. Bruno Rieger Salzano was invited to act as secretary.

6.           AGENDA: In accordance with the Call Notice and the Management Proposal released for this Meeting, the Agenda to be resolved is as follows:

6.1.       To approve the details of the Company's corporate purpose to mention the retail modality of electricity trading, as an example of a company act resulting from the activities of generation and transmission of electricity, with the consequent amendment to item I of article 3 of the Company's Bylaws ("Bylaws").

6.2.       To approve the following amendments to the Bylaws: (a) (a.i) inclusion of paragraph 1 and amendment of paragraph 2 of article 22, as well as the renumbering of paragraph 1 to 'paragraph 2' and paragraph 2 to 'paragraph 6'; and (a.2) inclusion of items IV and V to paragraph 1, and paragraphs 1, 3, 4, 5 and 12, to article 22; (b) exclusion of article 29; (c) inclusion of paragraph 4 to article 43; and (d) amendment to article 53, as well as other renumbering of applicable articles, items and paragraphs, pursuant to the Management's Proposal.

6.3.       To approve the following amendments to the Bylaws: (a) amendment to item II and caput of article 26; (b) amendment to the caput and paragraphs 2, 3 and 4 of article 28; (c) amendment to paragraphs 1 and 2 of article 30, as well as the renumbering to 'article 29'; (d) (d.1) inclusion of item XXIII to article 31, as well as the renumbering to 'article 30'; (d.2) amendment to items XIV, XVI, XIX, XXVI, XXVII, XXVIII, XXXI, XXXIV of article 31, amendment to items II and III of paragraph 4 of article 31; (e) amendment to paragraph 1, its items I and II, and inclusion of item III, and amendment to paragraph 2, all of article 32; (f) (f.1) amendment to the caput of article 33, as well as the renumbering to 'article 32'; (f.2) amendment to the caput of article 34 and inclusion of item I, replacement and amendment of the sole paragraph of article 34 by item II of article 34, as well as the renumbering to 'article 33'; (f.3) amendment to the caput of article 35, as well as the renumbering to 'article 34'; and (f.4) inclusion of 'article 35'; (g) (g.1) amendment to sub-item (e) of item I and amendment of items VI, XXI and XXIV of article 39; and (g.2) inclusion of items XXVII and XXVIII to article 39; (h) amendment to item VI of article 40; (i) exclusion of item XI, of article 45; (j) amendment to the title of CHAPTER X; and (k) amendment to the title of CHAPTER XI, as well as other renumberings of applicable articles, items and paragraphs, pursuant to the Management's Proposal.

6.4.       If any of the resolutions set forth in items 6.1 to 6.3 above are approved, to approve: (i) the consolidation of the Company's Bylaws, considering all the changes approved by the shareholders at the Meeting, including adjustments to renumbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as provided for in items 6.1 to 6.3 and as approved by the National Electric Energy Agency – Aneel ("Aneel"), pursuant to Annex I of Aneel Normative Resolution No. 948, of November 16, 2021; and (ii) if necessary, that the Board of Directors take administrative measures to reflect in the consolidated version of the Bylaws what was approved by the shareholders at the Meeting and by Aneel, including the renumbering and cross-reference adjustments applicable to the other provisions of the Bylaws, including for the purposes of filing, publication and compliance with other applicable legal and regulatory provisions.

The Assembly Bureau also stated that on February 10, 2025, the ANEEL issued Order No. 357, by which it notified the approval of this authority in relation to the reform of the Company's Bylaws, pursuant to items 6.1 to 6.3 of the Agenda of this Meeting, so that the condition precedent for the effectiveness of the assembly’s resolutions, as notified in the respective Notice and Proposal of the Administration, is satisfied.

7.           READING OF THE DOCUMENTS: The reading of the summary voting map consolidating the votes cast by means of BVDs was unanimously waived, as it was already known to those present, which remained available to the shareholders, pursuant to the sole paragraph of article 46-C of CVM Resolution 81, as well as the documents related to the matter to be resolved at this Meeting Next, the Secretary of the Meeting asked if any of the shareholders present virtually at the Meeting had cast a vote through BVD and if they wished to cast their vote in person at this Meeting, for the purposes of disregarding remote voting, pursuant to article 48, paragraph 5, of CVM Resolution 81, to which there was no manifestation from the shareholders.

8.           RESOLUTIONS: After verifying the quorum for the installation of the Meeting, it was authorized to draw up these minutes in the form of a summary and its publication with the omission of the signatures of the shareholders, as provided for in article 130, paragraphs 1 and 2, of the Brazilian Corporation Law. Subsequently, after examining and discussing the matters indicated in the agenda, the shareholders resolved as follows, according to the final summary voting map contained in Annex I to these minutes:

8.1.       Approve, by majority, the Item 6.1 of the Agenda, consisting of the amendment to item I of article 3 of the Company's Bylaws, to mention the retail modality of electricity trading, as an example of a company act resulting from the activities of generation and transmission of electricity.

8.2.       Approve, by majority, all sub-items of item 6.2 of the Agenda.

8.3.       Approve, by majority, all sub-items of item 6.3 of the Agenda.

8.4.       Approve, by majority, the consolidation of the Company's Bylaws considering the above approvals and as approved by Aneel, pursuant to Annex I of Aneel Normative Resolution No. 948, of November 16, 2021, as provided for in Annex II to these minutes, and authorization to the board of directors to take the necessary administrative measures to reflect in the consolidated version of the Company's Bylaws what was approved at this Meeting and by Aneel.

9.           CLOSURE: There being no further business to discuss, the Meeting was declared closed, of which these minutes were drawn up, in the form of a summary and disclosed with omission of signatures, subject to the provisions of Article 130, paragraphs 1 and 2, of the Brazilian Corporation Law, which was made available to all shareholders who requested a copy by e-mail and was signed by the members of the Board, and the shareholders who participated in this Meeting through the electronic system made available by the Company had their presence registered by the members of the Board and are considered subscribers of the aforementioned minutes, pursuant to article 47, paragraph 1, of CVM Resolution 81.

Shareholders Present at the Meeting:

União

Representative: Luciana Cortez Roriz Pontes (CPF No. 012.188.207-13)

Representative of: Ministry of Finance

ADR

Representative: Jose Donizetti de Oliveira (CPF No. 048.251.468-05)

Representative of: Citibank N.A.

ALFM
Representative: Michele da Silva Gonsales (CPF No. 324.731.878-00)

Representative of: Amundi Funds; Amundi Index Solutions; Edr Fund; FP Carmignac Emerging Markets; Garde D Artagnan Master FIM; IT Now Ibovespa B3 Br+ Fundo de Ndice - Responsabilidade Lim; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Ita Votl Fundo de Investimento Financeiro Multimercado Respo; Ita Vql Fundo de Investimento Financeiro Mult Resp Limitada; Ita Vrtice Omni Fundo de Investimento Financeiro Multimercad; Itaú Ações Dividendos FI; Itaú Alvorada Ultra Master Fundo de Investimento Financeiro; Itaú Artax Endurance Fif Mult RL; Itaú Artax Long Bias Multimercado FI; Itaú Artax Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Caixa Ações - Fundo de Investimento; Itaú Eletrobras Ações Fundo de Investimento; Itaú Excelencia Social Ações Fundo de Investimento Sustentav; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Fundo Mútuo de Privatização - FGTS Eletrobras; Itaú Governanca Corporativa Ações Fundo de Investimento; Itaú Hedge Multimercado FI; Itaú Hedge Plus Multimercado Fif Resp LTDA; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master Fundo de Investimento em Ações; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa Fundo de Investimento Financeiro R; Itaú Index Ações IBrX Fundo de Investimento Financeiro Respo; Itaú Inflacao Multiestrategia Multimercado FI; Itaú Inflation Equity Opportunities Ações FI; Itaú Inflation Equity Opportunities Mult. FI; Itaú Institucional Inflacao Multiestrategia MM FI; Itaú Janeiro Multimercado FI; Itaú Long and Short Plus Multimercado Fif Responsabilidade L; Itaú Master Global Dinamico Multimercado Fundo de Investimen; Itaú Master Global Dinamico Ultra Multimercado FI; Itaú Master Hunter L O Fif em Ações - Resp Limitada; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Multiestrategia Multimercado Fundo de Investimento; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fif RL; Itaú Previdência IBrX Fundo de Investimento Financeiro em AC; Itaú Sirius Fifa Resp. LTDA; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; and Long Bias Fundo de Investimento Financeiro em Ações Responsa

ALFM 2

Representative: Michele da Silva Gonsales (CPF No. 324.731.878-00)
Representative of: Banclass Fundo de Investimento em Ações; Fundo de Investimento de Ações Dinamica Energia; and Geracao Futuro L.Par Fundo de Investimento em Ações

DENISE MARIA LUNA DE OLIVEIRA (CPF No. 740.044.417-49)

FABIO VINICIUS PINHEIRO DO COUTO (CPF No. 075.667.997-46)

JGP
Representative: Caroline Pontes Duarte (CPF No. 124.263.787-78)

Representatie of: Fcopel Fundo de Investimento em Ações I; FIM Santa Cristina IE Crédito Privado; JGP B Previdência Fife Master Fundo de Investimento em Ações; JGP Brasilprev Fife Esg 100 Previdencirio Fundo de Investime; JGP Compounders Master FIA IE; JGP Equity Master FIA; JGP Equity Master FIM; JGP Esg Institucional Master Fundo de Investimento em Ações; JGP Esg Master FIA; JGP Esg Previdenciario Master FIA IS; JGP Esg Previdenciario XP Master FIA; JGP Long Only Master Fundo de Investimento em Ações; JGP Previdenciario Itaú Master Fundo de Investimento em Acoe; and Mosteiro Fundo de Investimento em Ações Investimento no Ext

SERGIO FEIJAO FILHO (CPF No. 010.171.738-50)

Silvio Tini de Araújo

Representative: Ágatha Sthefani Silva Leon (CPF No. 485.170.748-74)

Representative of: Silvio Tini de Araujo

Direct Distance Voting Ballot

AC Prev Equities FIA; Ace Capital Absoluto Institucional Master FIA; Ace Capital Absoluto Master Fif de Ações RL; Ace Capital Absoluto Prev Fife Fif Ações Resp. Limitada; Ace Capital Action Master Fundo de Investimento Financeiro M; Ace Capital Master Fundo de Investimento Multimercado; Ace Capital W Master FI MM; Atit Master Prev Fife FIA; Atmos Institucional BR Master Fundo de Investimento de Ações; Atmos Institucional Master FIA; Atmos Master Fundo de Investimento de Ações; Atmos Master Prev Fundo de Investimento Aes; Brasil Western Asset FIA; Canadian Eagle Portfolio LLC. (rv); Citiprevi Titanium FI em Ações; Clube de Inv dos Emp Cia Siderurgica Tubarao; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA; Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; Evolve Master Fundo de Investimento em Ações; FP Fof Oceana Selection Fundo de Investimento em Cotas de FU; FP Neo Total Return Fundo de Investimento em Ações; Fundo de Investimento em Ações Rva Emb III; Fundo de Investimento Jabura Ações; Gabriel de Castro Guedes; Gerdau Previdência Fundo de Investimento em Ações 04; Global Macro Strategy Fundo de Investimento Multimercado - C; Grou Absoluto Master Fundo de Investimento Financeiro Multim; Iaja Sam Ações Fundo de Investimento; Icatu Seg Apos IBrX Ativo Ações FI; IU Western Asset Corporate RV 25 FI Multimercado; Linus LLC; Matheus Jasper

Soares Nangino; Metlife Fundo de Investimento em Ações; Multiprev IBrX Ativo FIA; Neo Navitas Itaú Prev Master FIA; Neo Navitas Master FIA; Nucleos III Occam Fundo de Investimento em Ações; Oceana 03 Master FIM; Oceana Equity Hedge I Master FI Fin de Ações Resp LTDA; Oceana Indian FIA; Oceana Litoral Fundo de Investimento em Ações; Oceana Long Biased Advisory Prev Master Fundo de Investiment; Oceana Long Biased B Previdência Fife FIM; Oceana Long Biased Master FIM; Oceana Long Biased Master Fundo de Investimento de Ações; Oceana Long Biased Prev Fundo de Investimento Multimercado; Oceana Long Biased Prev II Fundo de Investimento Multimercad; Oceana Prev Master Fife Fundo de Investimento Mult; Oceana Qp8 Fundo de Investimento em Ações; Oceana Selection e Master Fundo de Investimento em Aes; Oceana Selection Master Fundo de Investimento de Ações; Oceana Selection P Fife Fif em Ações Resp Limitada; Oceana Selection Prev Master FIA; Oceana Serra da Capivara FIA; Oceana Valor Advisory Prev Fife FIA; Oceana Valor II Master Fundo de Investimento em Ações; Oceana Valor Master FIA; Oceana Valor Prev II Fife Fundo de Investimento em Ações; Plano de Aposentadoria do Banco Honda; Plano de Aposentadoria Previhonda; Rodrigo Monte Rocha; Santander Ethical Ações Sustentabilidade FI; Santander FDO de Inv Prev Selecao Top Ações; Santander FDO de Inv.Institucional Ações; Santander FI Ações Prev; Santander FI Ibovespa Passivo Ações; Santander FI IBrX Ações; Santander FI Star Long Short Multimercado; Santander FI Valor Ações; Santander Fundo Mútuo de Privatização - FGTS Carteira Livre; Santander Fundo Mútuo de Privatização - FGTS Eletrobras; Santander Prev Ethical Ações Sustentabilidade FI; Santander Prev Multimercado Selecao Long Biased FI; Santander Selecao Long Biased Multimercado FI; Santander Star Long Short Direcional Multimercado FI; Spx Apache Master FIA; Spx Falcon Institucional Master FI Multimercado; Spx Falcon Master FIA; Spx Hornet Equity Hedge Master FIM; Spx Lancer Plus Previdenciario FIM; Spx Lancer Previdenciario FIM; Spx Long Bias Prev Master 2 Fif Mult Resp LTDA; Spx Long Bias Previdenciario Master Fundo de Investimento MU; Spx Nimitz Master FIM; Spx Patriot Master FIA; Spx Ranger Previdenciario Fif MM - Resp Limitada; Spx Raptor Master FI Ext MM CP; Vista 70 RV Prev Fife Fundo de Investimento Multimercado; Western Asset Dividend Yield FIA; Western Asset Ibovespa Ativo FIA; Western Asset Long & Short FIM; Western Asset Prev IBrX Alpha Master Ações Fundo de Investim; Western Asset Prev IBrX Ativo Ações FI; Western Asset Sustentabilidade Empresarial FIA; and Western Asset Valuation FIA

B3 Distance Voting Ballot

1895 Fonds Fgr; 3G Radar Master FIA; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abn Amro Funds (lux); Abu Dhabi Retirement Pensions and Benefits Fund; Adelson Antonio Pereira Junior; Ademir Afonso Caprioli; Ademir de Souza Santos; Ademir Marzola; Adonay Roberto Giarola; Adriano Baretta Mandryk; Adriano Lopes dos Santos; Adriano Ricardo Rodrigues de Freitas; Advanced Series Trust - Ast Prudential Growth Allocation Por; Aegon Custody BV; Aelisson Aparecido Pereira de Oliveira; Agipi Actions Emergents Amundi; Ailton Aparecido Mattos da Silva; Alaine Cantuaria de Oliveira; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Aleksandra Zakartchouk; Alex Eduardo Ascencao; Alexandre Lunkes Diehl; Alexandre Paschoalloto; Alexandre Sant Anna; Alfredo Vitorino Almeida; Allan Victor Rocha de Jesus; Alliance Trust Plc; Allianz GB Inv Gmbh ON Behalf of Allianz Vgl Fonds; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Allianz Global Investors Gmbh ON Behalf of Allianz; Allianz Global Investors Gmbh ON Behalf of Allianz Pv-ws Fon; Allianz Global Investors Gmbh ON Behalf of Allianz Vgi 1 Fon; Allianz Global

Investors Gmbh ON Behalf of Komfortdynamik S; Aloysio de Oliveira Dias Filho; American Heart Association, Inc.; Amundi ETF Icav - Amundi Prime All Country World Ucits ETF; Ana Luiza Barbosa da Costa Veiga; Andre Faria Neves Aguiar; Andre Gomes; Andre Luis Biacca; Andre Luiz Porfiro; Andre Marino Kuller; Andre Roberto Martins; Angelo Rodrigues Coelho; Anibal Moreira Nunes; Antonio Alves Pereira Netto; Antonio Aparecido Ferreira Alves; Antonio Carlos de Siqueira; Antonio Carlos Kemper Riccioppo; Antonio Carlos Pereira Lamego Pinto; Antonio Jayro Fava Junior; Antonio Manuel dos Santos Magalhaes; Antonio Osmar Pinheiro; Arga Emerging Markets EX China Fund, A Series of A; Argucia Endowment Fundo de Inv Multimercado; Argucia Income Fundo de Investimento em Ações; Ariel Emerging Markets Value Fund LLC; Arizona Psprs Trust; Arnaldo Martins Junior; Arthur Impiglia Bovolon; Artur Vieira dos Santos; Asset Management Exchange Ucits Ccf; Audrey Aurieny Goncalves Ortiz; Aurio Luiz Rigoni; Australiansuper Pty Ltd as Trustee for Australiasuper; Auxiliadora Amiti Fagundes; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Investors Funds Acs - Aviva Investors Emerging Market; Aviva Life Pensions UK Limited; Aware Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; Aylton da Gama Lisboa; AZ Fund 1 - AZ Equity - Brazil Trend; Azvalor Blue Chips FI; Azvalor Internacional FI; Azvalor Value Selection Sicav SA; Barclays Multi-manager Fund Public Limited Company; BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB BR 860 Fundo de Investimento Renda Fixa; BB BR 910 Fundo de Investimento Renda Fixa; BB BR 951 Fundo de Investimento Financeiro Renda Fixa Respon; BB Cap Ações Fundo de Investimento; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB ETF Índice Bovespa B3 Br+ Fundo de Índice Resp LTDA; BB ETF Ndice Diversidade B3 Investimento Sustentvel Fundo de; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Ondina II Ações FI - BDR Nível I; BB Previdência Ações IBrX Fundo de Investimento; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações Infraestrutura FIA; Bbh Gqg Partners Emerging Markets Equity Master FU; Berenice Coutinho Antonelli; Best Investment Corporation; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Global Index Funds; Blackrock Life Limited - DC Overseas Equity Fund; Bmo Clean Energy Index ETF; Bmo Msci Emerging Markets Index ETF; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; BNP Paribas Funds Brazil Equity; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Plus FDO de Invest de Ações; Brasilprev Top Return Fundo de Investimento em Ações; Bridgewater Implementation Fund Iv, LLC; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Columbia Investment Management Corporation; Bruno Bruggemann Fortkamp; Bruno Emmanuel de Campos Albuquerque; Bruno Ferreira Pinheiro; Bruno Sena Ferreira; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; BW Dmo Fund, Ltd.; BY Wise Consulting LTDA Epp; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; Cambria Global Value ETF; Canada Pension Plan Investment Board; Carlos Alberto Baldan; Carlos Alberto Vieira; Carlos Eduardo da Silva;

Carlos Eduardo Vidigal; Carlos Patre Bazetti; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; Carolina Rachid; Cassio Fernandes Belluco; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Celmar Rech; Central Provident Fund Board; Cesar Augusto dos Santos Araujo; Chandro Coelho Marcal da Silva; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Charles da Conceicao Paradeda; Charlyston Jonathan de Alcantara Maciel; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cibele Figueiredo Kuhnlein; Cintia Beatriz Morais Garcia; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Limited as T of A F S A Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claudio Antonio Sodario; Clovis Mengarda; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale GL L Infrastructure Sec Fund; Colonial First State Wholesale Indexed Global Shar; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Global Share Fund 16; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Crescent Wealth International Passive Equities Fun; Cristina de Cirino; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody B.O.J,l..as.T.F.S.e.e.Index Mother Fund; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Dagomir Marquezi; Daniel Araujo Luz Homem de Siqueira; Daniel Braga Villela Santos; Daniel Henrique Ferreira; Daniel Ivanowski da Silva; Daniel Jose de Almeida Pereira; Daniel Loureiro; Daniela Silva Neves; David Diana Oliveira; Denize Borba de Oliveira; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor - Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Diego Barbosa Arize Santos; Diego Wilker Americo; Dimensional Emerging Core Equity Market ETF of Dim; Dirceu Antonio Benelli; Duke Power CO Employee Retirement Plan; Dws Advisors Emerging Markets Equities-passive; Dws Invest (ie) Icav; Dws Invest Esg Global Emerging Markets Equities; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Edmea Andrade de Azevedo Oliveira; Edmilson Ribeiro Santana Junior; Edmundo Calasans de Carvalho Junior; Edson de Jesus Costa; Edson Rebelo Caetano; Edson Shindi Yamada; Eduardo Aparecido de Faria Silva; Eduardo Just Barcelos; Eduardo Tassinari; Eduardo Yukio Murakami; Eduardo Zanrosso; Egmar Pereira; Elazar Dornelles Ceza; Elinaldo Vieira dos Santos; Elizabete Decker; Elon Thiem; Elton Jones Sabino; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Select ETF; Emerson Almeida Soares; Employees Retirement System of Georgia; Enio Suguru Yoshino; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Everaldo Sena dos Santos; Everton Ferreira Neves; Everton Ricardo Plotchkacz; Ewp PA Fund, Ltd.; Fabiano Feliciano Bassul; Fabiano Pinto de Souza; Fabio Brandao dos Santos; Fabio Chemin Bertoncini; Fabio Jose Girao; Fabio Lucchetti; Fabio Luiz Ferraz Ming; Fabio Roberto Oyamburo Chaves; Fabio Tanaka; Felipe Aguiar de Meneses; Felipe Akira Silva Gakiya; Felipe Alves Saraiva Barbosa; Fernando Ramos do Nascimento; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Salem Street T: Fidelity e M Index

Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Filipe Carvalho Xavier; Filippe Figueiredo Kestring; First Trust Brazil Alphadex Fund; Flavio Galvao Ligabo Motta; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; Francisco Missias da Conceicao Lopes; Francisco Olavio Teixeira Coutinho; Francismari Pedroso Ferreira; Francizio de Oliveira Carneiro; Franklim Agostinho de Oliveira; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Franklin Templeton Sinoam Global Infrastructure Fund; Frederick Marck Vieira Junior; Frederico Jose Ferreira; Future Fund Board of Guardians; Gabriel Teles da Silva; Gabriela Tavares da Silva; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; General Pension and Social Security Authority; Genivaldo Pinheiro dos Santos; George Lucas Family Foundation; Gilberto Cardoso Braz; Gisele Macarenco do Nascimento; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; Gqg Partners Emerging Markets Quality Equity Fund; Grover Arteaga Condori; Guehardt Blanck; Guilherme Fideles Ribas; Guilherme Jesus Abbari; Guilherme Peixoto Nascimento; Guilherme Rodrigues Pinto; Gustavo Pimentel da Costa Pereira; Gustavo Vitoria Teixeira; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; HC Capital Trust the Emerging Markets Portfolio; Helio Henrique de Souza; Heliton Antonio de Castro; Henrique Bernardes Loregian; Herivelto de Almeida; Hiuri Selzler da Silva; Hsbc Global Investment Funds - Brazil Equity; Hsbc Global Investment Funds - Bric Equity; Hsbc Global Investment Funds - Bric Markets Equity; Hsbc Index Tracker Invest. Funds Ftse All World Index Fund; Hugo Leonardo da Silva Oliveira; Hugo Tavares Barbosa; Ibm 401 (k) Plus Plan; Icaro Santos Olimpio; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Infrad Master Fundo de Investimento em Ações; International Equities Passive B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Global Low Volatility Equity Yield Fund; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All-world 3000 U; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco SP Emerging Markets Low Volatility ETF; Investors Wholesale Emerging Markets Equities Trust; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Clean Energy ETF; Ishares Global Clean Energy Index ETF; Ishares Global Utilities ETF; Ishares III Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF;

Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Msci Emerging Markets Quality Factor ETF; Ishares Public Limited Company; Issamu Mutai; Itaú Funds - Latin America Equity Fund; Ivana Lucia Damasio Moutinho; Ivesco Ftse Rafi Emerging Markets ETF; Jair Hanauer; Jango Silva Yersin; Janio Kenedy dos Santos; Jean de Junio Moraes Silva; Jefferson Silva dos Santos; Jennecy Lafayette; Jnl Emerging Markets Index Fund; Jnl Multi-manager Emerging Markets Equity Fund; Jnl/Gqg Emerging Markets Equity Fund; Joao Carlos Nunes dos Santos; Joao da Costa Fagundes; Joao Marinho Gomes Junior; Joao Mateus Oliveira de Castro; Joao Pedro Pontes Lima Matias; Jodiberto Lemar Dall Oglio; Joel Joao Carini; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Joisis Ubirajara Pinto Filho; Jonathan Dias Feitosa; Jonathan Moreira Cabral; Jorge Luiz de Oliveira Cunha; Jose Airon de Almeida; Jose Airton Somavilla Bomfim; Jose Antonio de Souza Veiga; Jose Aparecido da Silva; Jose Benedito Mendes; Jose Caetano do Nascimento Filho; Jose Carlos de Sant Ana; Jose Carlos de Souza; Jose Luis Barreto Freitas Vitor; Jose Luiz de Mattos; Jose Luiz Gimenes Caiafa; Jose Videira Alpendre; Josiel Gava Berganton; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds Latin America Equity Fund; Julia Loureiro Rangel; Juliano Henrique Fahl de Carvalho; Juliano Viali dos Santos; Julio Cesar Brandt Aguilar; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Ld, Smart Beta-mandat; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kolumban II - Aktien Welt; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik Global Unconstrained Master Fund, LP; Kopernik International Fund; Kraneshares Msci Emerging Markets EX China Index e; Lauderlandson Jose Rodrigues; Leandro da Silva Araujo; Leandro Felix de Sousa; Legal & General Ccf; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company; Legg Mason Global Funds Plc; Lemania Global Equity; Leonardo de Souza Silva; Leonardo Felipe Fontana; Leonardo Rodrigo Lanca Silva; Leopoldo Arthur Gomez Lima da Silva; LF Wales PP Global Opportunities Equity Fund; Lgiasuper Trustee; Liliana Beatriz Blazquez; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Lorentz; Los Angeles County Employees Ret Association; Luan Bomfim Pereira; Lucca Coelho de Oliveira; Luciani Carla Schmitz Santos; Luciano Angelo Richetti; Luciano Michael de Souza; Luciano O B Santos; Luciano Ribeiro dos Santos; Luciano Suzuki; Luis Gustavo Baldim; Luis Henrique Green; Luis Otavio de Oliveira Goncalves; Luiz Antonio Leomil Alves; Luiz Carlos Braz Guadagnine; Luiz Francisco de Souza; Luiz Roberto Goulart; Luiz Sergio Pestana de Castro; Luiza Otilia Muniz Farias; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Emerging Markets Equity Index ETF; Mackenzie Global Environmental Equity Master Fund; Mackenzie Greenchip Global Environmental All Cap F; Mackenzie Greenchip Global Environmental Equity FU; Mackenzie Greenchip Global Environmental Fund; Mackenzie Greenchip Global Equity Pool; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Maliko Investments LLC; Managed Pension Funds Limited; Manoel Magalhaes de Jesus; Manoel Pires de SA; Manuel Castro San Martin; Manuel Eumenio de Facanha e Goncalves; Manuka Investments LLC; Marcel Ortega Garcia; Marcello Passos; Marcelo de Freitas Sena; Marcelo Lins Junior; Marcelo Menasce

Topfer; Marcelo Moranza de Vasconcellos; Marcelo Prandini Faria; Marcelo Tadeu Bevilaqua Meloni; Marcelo Tagarro Villela; Marcia Mayumi Yamamoto; Marcia Miyuki Saito; Marcio Correa Alves; Marcio Henrique Mamoni; Marcio Meleiro; Marcio Mendes Stockler Pinto; Marcio Tondello; Marcio Zanotti; Marco Antonio Ferreira Ebert; Marconedson Itabayana Ferreira; Marcos Antonio Dorsi; Marcos Batista de Morais; Marcus Vinicius de Assis; Marcus Vinicius Medeiros; Mario Fernando de Moraes Pinheiro; Mario Hiroshi Iwagoshi; Mario LA Torre Filho; Mario Vilas Boas dos Santos; Marlon Dantas da Silva Xavier; Martinho Monteiro; Mateus Augusto Caetano; Matheus Dutra de Vargas; Matheus Silvestri; Matheus Tocchini; Mauricio Martins de Almeida Filho; Mbb Public Markets I LLC; Mcic Vermont (A Reciprocal Risk Retention Group); Mercer Emerging Markets Equity Fund; Mercer Emerging Markets Fund; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; MG (lux) Investment Funds 1; MG Global e. M. Fund A Sub Fund of MG I. F. (7); Mgi Funds Plc; Michel Padovan; Miguel Hlebczuk Junior; Miguel Inacio Moreira Maggi; Mimosa Capital Sicav Azvalor International; Ministry of Economy and Finance; Mitchel Sousa Bomfim; Mobius Life Limited; Momentum Global Funds; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Naomi Mendes Vieira; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; National Council for Social Security Fund; National Employment Savings Trust; National Pension Insurance Fund; Nei Ceser Zolinger; Nelson Grassi de Melo Franco Junior; Nelson Marciano da Silva Patrocinio; Neuler Master Fundo de Investimento em Ações; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Common Retirement Fund; New York State Teachers Retirement System; Nilton Batista dos Santos; Nilton Zanoto; NN (l); NN Paraplufonds 1 N.V; Norberto Calcagno da Silva; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuveen/Sei Trust Company Investment Trust; Oaktree (lux.) Funds - Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Holdings,l.P; Olimpio FIA IE; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Opportunity Ações FIA BDR Nível I IE; Opportunity Logica Master FIA; Opportunity Selection Master Fif Ações Resp LTDA; Osmani Fagundes dos Santos; Osmir Ventura Castiglioni; Oswaldo Borges Moraes Profeta; Pablo Ruan Amorim Ferreira; Pacific Select Fund - PD Emerging Markets Portfolio; Patricia Deud Guimaraes; Paula Regina Cardoso; Paulo Antonio Fiuza Lima; Paulo Cesar Glerian; Paulo Cezar Nunes; Paulo Roberto Rodrigues de Holanda; Paulo Sergio Marin; Paulo Sergio Rocha Serra; Paulo Sergio Tieppo Grossi; Pedro Henrique P Kuchminski; Pedro Jose Galhano de Oliveira; Pedro Silveira Moraes; People S Bank of China; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet CH Institucional-emerging Markets Tracker; Police and Firemen's Retirement System of New Jers; Pool Reinsurance Company Limited; Providence Health and Services and Swedish Health S M R T; Providence Health Services Cash Balance Retirement PL Trus; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Pub Institutional Fund Umbrella-pub Equities Emer Markets 2; Public Employees Retirement System

of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Rafael Almeida Koenigkam de Oliveira Junior; Rafael Henrique de Souza Horacio; Rafael Mamede Oliveira Ramos Costa Leite; Rafael Sousa Fonseca; Raphael Oliveira Vieira; Rare Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raul Guilherme Epifanio; Raytheon Technologies C. M. R. Trust; Reassure Limited; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reinaldo Tenorio Cerqueira; Reliance Trust Institutional Retirement Trust Series Twelve; Renato Alessandro Gandolfi; Renato Jose da Silva; Renato Lauri Elias; Renato Sandrini; Retail Employees S Pty. Limited; Ricardo Assuncao Viegas; Riza Tavros Long Bias Master FIM; Robeco Capital Growth Funds; Roberto Batista Montefusco Arraes; Roberto Bavaresco; Roberto de Araujo; Roberto Lazzuri; Rodrigo Gaiba de Oliveira; Romao Moura de Araujo; Ronan Ferreira Mota Benfica; Roseli Rita Marinheiro; Royal London Equity Funds Icvc; Rubens Wakim Junior; Rui Barbosa; Russel Emerging Markets Equity Pool; Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investments Global Shares Index Fund; Russell Investments Institutional Funds LLC Sustai; Russell Investments Sustainable Global Shares EX F; Russell Investments Sustainable Global Shares Fund; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Ruver Batistela Ribeiro; S. F. AG O. B. O. S. (ch) I. F. V. S. (ch) I. e. F. e. M. R; Samuel Carraccioli Santos; Sanford C.Bernstein Fund, Inc.; Sanlam Universal Funds Plc; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder Inst Pooled Funds - Advanced Global Equity Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Sebastiana Cruz; Shell TR (berm) Ltd as TR O Shell OV Con P F; Sidicley Goncalves Barbosa; Sidney Riudy Nakanishi; Silverio da Consolacao Moreira; Silvio Henrique Cabral; Soren Artur Metz; Sparta Fundo de Investimento em Ações - BDR Nível I; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr S&p Emerging Markets Ex-china ETF; Spirit Super; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfspens Zorgverzekeraars; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Hoogovens;

Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Stk Long Biased Master Fundo de Investimento em Ações; Strive Emerging Markets Ex-china ETF; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia; Swiss Fonds Ag, Faobo Swc (ch) Ind FD I - Swc CH I EQ F e MK; Tania Borges Silva; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Boeing Company Employee Retirement Plans Master Trust; the Emerging M.S. of the Dfa I.T.CO.; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the New Zealand Guardian Trust Company Limited as Trustee FO; the New Zealand Guardian Trust Company Limited IN Its Capac; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Tiff Keystone Fund, L.P.; Thiago Lima Peresadian; Thiago Nogueira de Queiroz; Thiago Oliveira Rios; Thomas Undiciati Ortega; Thrift Savings Plan; Thrift Savings Plan; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi-asset Fund; Tilden Garcia Xavier Lopes; Tj-nonqualified, LLC; Tj-qualified, LLC; Tork Long Only Institucional Master FIA; Total International EX U.S. I Master Port of Master Inv Port; Tsaleah Holding LTDA; Tucurui Fundo de Investimento em Ações; Tyler Finance LLC; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Utimco SP II LLC; Valdei Ferreira de Souza; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Victor Folchi de Amorim; Virginia Retirement System; Virtus Global Fund Icav; Virtus Partners, Inc.; Vitor de Brites; Vitor Quinez Marangoni; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Wagner Marioto; Walter Araujo Goncalves Junior; Walter Luiz Batista Alves; Walter Ribeiro da Costa Junior; Wanderson Luis Vogt; Wanderson Mendes Alves; Washington Luis Silva do Nascimento; Washington State Investment Board; Wellington de Souza Sales; Wellington Dimas da Silva; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wilian Kohler; Willian Leite Barcelos; Willian Tami de Almeida Abe; Wilson Jose Schiavinato; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; WM Pool - Fixed Interest Trust no. 12; WS Wales PP Emerging Markets Equity Fund; Xingo FIA; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

We hereby certify that this is a true copy of the original minutes drawn up in the Company's book.

Rio de Janeiro, February 26, 2025.

DANIEL ALVES FERREIRA President	BRUNO RIEGER SALZANO Secretary

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-Held Company)

CNPJ No. 00.001.180/0001-26

NIRE 33300346767

MINUTES OF THE EXTRAORDINARY GENERAL MEETING,

HELD ON FEBRUARY 26, 2025

SCHEDULE I – FINAL SUMMARY VOTING MAP

The number of votes presented herein complies with the voting limitation rules set forth in Articles 6 to 8 of the Company's Bylaws.

Deliberation	Approve	Reject	Abstentions
1. Approve the detailing of the Company's corporate purpose in order to mention the retail sale of electricity, as an example of a corporate act arising from the activities of generation and transmission of electricity, with the consequent amendment to item I of article 3 of the Company's Bylaws (“Bylaws”).	715,070,833	993,659	227,168,623
2. Approve the following amendments to the Bylaws: (a) (a.i) inclusion of paragraph 1 and amendment of paragraph 2 of article 22, as well as the renumbering of paragraph 1 to 'paragraph 2' and paragraph 2 to 'paragraph 6'; and (a.2) inclusion of items IV and V to paragraph 1, and paragraphs 1, 3, 4, 5 and 12 to article 22; (b) exclusion of article 29; (c) inclusion of paragraph 4 to article 43; and (d) amendment to article 53, as well as the other renumbering of articles, items and paragraphs applicable, under the terms of the Management Proposal.	714,983,532	1,054,057	227,195,526

3. Approve the following amendments to the Bylaws: (a) amendment to item II and the heading of article 26; (b) amendment to the heading and paragraphs 2, 3 and 4 of article 28; (c) amendment to paragraphs 1 and 2 of article 30, as well as renumbering to 'article 29'; (d) (d.1) inclusion of item XXIII in article 31, as well as renumbering to 'article 30'; (d.2 ) amendment to items XIV, XVI, XIX, XXVI, XXVII, XXVIII, XXXI, XXXIV of article 31, amendment to items II and III of paragraph 4 of article 31; (e) amendment to paragraph 1, items I and II thereof, and inclusion of item III, and amendment to paragraph 2, all of article 32; (f) (f.1) amendment to the heading of article 33, as well as renumbering to 'article 32'; (f.2) amendment to the heading of article 34 and inclusion of item I, replacement and amendment of the sole paragraph of article 34 by item II of article 34, as well as renumbering to 'article 33'; (f.3) amendment to the heading of article 35, as well as renumbering to 'article 34'; and (f.4) inclusion of 'article 35'; (g) (g.1) amendment to sub-item (e) of item I and amendment of items VI, XXI and XXIV of article 39; and (g.2) inclusion of items XXVII and XXVIII to article 39; (h) amendment to item VI, of article 40; (i) exclusion of item XI, of article 45; (j) amendment to the title of CHAPTER X; and (k) amendment to the title of CHAPTER XI, as well as the other renumbering of articles, items and applicable paragraphs, of CHAPTER XI, as well as the other renumbering of articles, items and applicable paragraphs, under the terms of the Management Proposal.	714,986,796	1,055,378	227,190,941
4. If any of the resolutions set out in items 1 to 3 above are approved, to approve: (i) the consolidation of the Company's Bylaws, considering all the changes approved by the shareholders at the Meeting, including adjustments to renumbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as provided for in items 1 to 3 and as approved by the National Electric Energy Agency - Aneel (“Aneel”), pursuant to Annex I of Aneel Normative Resolution No. 948, of November 16, 2021; and (ii) if necessary, that the board of directors take the administrative measures to reflect in the consolidated version of the Bylaws what was approved by the shareholders at the meeting and by Aneel, including the renumbering and cross-reference adjustments applicable to the other provisions of the Bylaws, including for the purposes of filing, publication and compliance with other applicable legal and regulatory provisions.	715,003,060	1,052,094	227,177,961

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-Held Company)

CNPJ No. 00.001.180/0001-26

NIRE 33300346767

MINUTES OF THE EXTRAORDINARY GENERAL MEETING,

HELD ON FEBRUARY 26, 2025

SCHEDULE II

BYLAWS

(Rest of the page intentionally left blank)

SCHEDULE II

BYLAWS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty Brazilian reais and seventy-nine cents (BRL 70,099.825.620,79) divided into two billion, twenty-seven million, eleven thousand four hundred and ninety-eight (2,027,011,498) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety three (279,941,393) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I - common, in nominative form, with the right to one vote per share;

II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

lll - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.

Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

Management

Article 20 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III - of a person who holds a position in a union organization.

IV – of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V – of a person who already serves on 4 (four) or more boards of directors of publicly-held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I - hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II - have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of Paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Article 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 24 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 25 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 26 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the rules on Eletrobras’ powers allocation and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends; and

VI – appointment of the director who will act as Chairman of the Board of Directors; and

VII – approval and amendment of its Internal Bylaws and the Internal Bylaws of its advisory committees.

Article 27 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III - employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV - indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER V

The Board of Directors

Article 28 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including a director elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.

Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.

Paragraph 2 - The Board of Directors shall be composed of at least six (6) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly-held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 29 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 30 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII - evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV - approve the annual work plan of the Internal Audit; and

XXVI - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX - choose and dismiss the independent auditors;

XXXI - resolve on the Company’s strategic trademarks and patents;

XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII - grant leave or license to the President of the Company, including paid leave;

XXXVIII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL- approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee;

III - propose to the Board of Directors appointments to compose the advisory committees; and

IV – with the support of the Coordinator of the People and Governance Committee and the investor relations department, address corporate governance matters with the shareholders.

Article 31 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I - People and Governance Committee;

II - Planning and Projects Committee;

III - Sustainability Committee; and

IV - Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 32 - The Audit and Risks Committee is responsible for:

I – provide an opinion on the hiring and dismissal of independent audit services;

II - supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 33 - The People and Governance Committee is responsible for:

I - analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II - assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 34 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 35 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VI

The Executive Board of Directors

Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 39 - The Executive Board of Officers is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII – define the staffing of the Company’s areas;

XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII – approve the Company’s quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII - approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VII

Duties of the Executive President and the Executive Vice-President Officers

Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II - to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII - coordinate the activities of the members of the Executive Board of Officer.

Article 41 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER VIII

The Fiscal Council

Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 4 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 22 of these Bylaws.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X - exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER IX

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and

Manifestation Handling

Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER X

Fiscal Year and Financial Statements

Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49; and

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XI

Transitional Provisions

Article 53 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 54 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.